Exhibit 3.2

VOTORANTIM CELULOSE E PAPEL S.A.
SHAREHOLDERS’ AGREEMENT

By the present instrument:

on the one hand,

I.  BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a wholly owned subsidiary of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL — BNDES, headquartered in the city of Brasília, Distrito Federal, in Setor Bancário Sul, Conjunto 1, Bloco “J”, Edifício BNDES — 12th and 13th floors, and with offices in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida República do Chile, 100, parte, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF nº 00.383.281/0001-09, in this act represented in accordance with its bylaws (“BNDESPAR”), and, on the other hand,

II.  VOTORANTIM INDUSTRIAL S.A., headquartered in the city of São Paulo, state of São Paulo, at Rua Amauri, 255/13th floor, cj. A, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF nº 03.407.049/0001-51, in this act represented in accordance with its bylaws (“VID”);

BNDESPAR and VID are together referred to herein as the “Parties” or “Shareholders” and each individually as a “Party” or “Shareholder”,

and, as an intervening party

III.  VOTORANTIM CELULOSE E PAPEL S.A., headquartered in the city of São Paulo, state of São Paulo, at Alameda Santos, 1357/6th  floor, registered with the National Corporate Taxpayer Register under CNPJ nº 60.643.228/0001-21, hereinafter “VCP” or the “Company”,

RECITALS

WHEREAS the Company is a company with activities worldwide, whose strategic focus for growth is eucalyptus pulp production;

WHEREAS the Parties are Shareholders of the Company and, as of the date hereof, hold direct participations as shown in Annex 2.2; and

WHEREAS the Company intends to have its shares traded on the special segment of the BM&FBovespa S.A. Bolsa de Valores Mercadorias e Futuros (“Bovespa”) stock exchange called the Novo Mercado, amending its bylaws to comply with the Listing Regulation of the Novo Mercado (“Adherence to the Novo Mercado”),

the Parties hereby resolve to enter into the present Shareholders’ Agreement (the “Agreement”), on the terms and for all the effects of article 118 of Law nº 6.404, of December 15, 1976 (the “Brazilian Corporations Law”), in accordance with the clauses and conditions that follow as freely accepted, obligating themselves to comply and causing it to be complied with the Agreement.

CLAUSE 1 - COMPLIANCE WITH THE AGREEMENT

1.1                                 The Parties agree directly and indirectly, and irrevocably and irreversibly, to perform this Agreement and exercise the voting right attached to the Linked Shares (as defined below) of the Company in accordance with this Agreement.

1.2                                 Immediately after execution of this Agreement, any of the Parties may file with the Company a copy for annotation in its share register (or with the financial institution providing book-entry share services, as the case may be) and for making it known to its Directors, who shall observe and comply with the provisions agreed hereunder.

1.3                                 Whenever any Clause of this Agreement contains a voting agreement, the Company is hereby authorized and required to count the votes of the Parties, as agreed hereunder.

1.4                                 This Agreement shall be binding upon the Directors appointed by the Parties, and these Directors shall be subject to all the terms and conditions hereof.

CLAUSE 2 - REGARDING THE COMPANY AND LINKED SHARES

2.1                                 The Company is a publicly-held corporation with shares traded on the Bovespa and American Depository Receipts (ADRs) traded on the New York Stock Exchange, in the United States of America.

2.2                                 The capital stock of the Company as of this date is R$7,587,144,784.59 (seven billion, five hundred eighty-seven million, one hundred and forty-four thousand, seven hundred eighty-four reais and fifty-nine centavos), divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, distributed among the Parties as shown in Annex 2.2.

2.3                                 This Agreement is binding upon the shares described in the annexes mentioned in this Clause 2 held directly or indirectly by the Parties, and thus such shares become subject to all provisions herein, including the exercise of the voting right (the “Limited Shares”).

2.3.1                             From the date of execution of this Agreement to the end of the Restricted Period (as defined below), the shares of the Company listed in Annex 2.3.1 directly or indirectly held by the Parties shall be subject to this Agreement; and

2.3.2                             After the Restricted Period (as defined below), the shares of the Company listed in Annex 2.3.2 directly or indirectly held by the Parties shall be subject to this Agreement.

2.4                                 The Parties hereby represent and warrant that they are the sole and legal owners and holders of the Linked Shares.

2.5                                 In order to preserve the percentage of the Company’s capital subject to this Agreement, the shares of the Company that may be acquired by any of the Parties as result of stock dividends and/or stock splits of Linked Shares, or as result of the exercise of a preemptive or priority right to subscribe for shares of the Company or securities or rights to securities convertible or exchangeable into or conferring subscription rights to shares of the Company, shall become automatically subject to the Agreement and deemed to be Linked Shares.

2.5.1                             If, in future issuances carried out by the Company (each, a “Future Issuance”), any Party elects not to exercise its preemptive or priority right to subscribe for shares of the Company or securities or rights convertible into shares or exchangeable for shares or conferring rights to subscribe for shares, such Party shall grant the other Party a preemptive right to assign its respective preemptive or priority right at the price and in the conditions for negotiation of such rights in the market, in the amount necessary for the assignee to be able to maintain the percentage of the capital stock of the Company subject to this Agreement.

2.5.2                             Without prejudice to item 2.5.1. above and without prejudice to the Parties’ rights to dispose of their shares not subject to this Agreement, the Parties agree, during the Restricted Period, to link shares issued by the Company held by them at the time of the Future Issuance in a number sufficient to maintain, at the time of Adherence to the Novo Mercado, 50.1% of the capital stock of the Company.

CLAUSE 3 - MANAGEMENT OF THE COMPANY

3.1                                 The Company shall be managed by a Board of Directors consisting of at least 7 (seven) and no more than 12 (twelve) members, and an Executive Board.

3.2                                 At the date of execution of this Agreement, BNDESPAR shall be entitled to appoint up to 2 (two) members of the Board of Directors of the Company, and the remaining members shall be appointed by VID.

3.2.1                             After Adherence to the Novo Mercado and until the end of the Restricted Period (as defined below), BNDESPAR shall be entitled to appoint up to 2 (two) members of the Board of Directors of the Company, and the remaining members shall be appointed by VID.

3.2.2                             After the end of the Restricted Period, BNDESPAR shall be entitled to appoint 1 (one) member of the Board of Directors of the Company, and the remaining members shall be appointed by VID.

3.2.3                             These appointment rights are non-assignable, and thus they do not accompany Linked Shares that may be disposed of by the Parties to any third party.

3.3                                 The Parties will participate in the management of the Company through representative(s) on the Board of Directors, and each Party shall (i) appoint skilled professionals with educational backgrounds and experience in managing businesses, with knowledge of the best corporate governance practices, available time, strategic vision consistent with the business purposes of the Company and holding no interest in companies competing with the Company, and without any prior history discrediting their reputation, and (ii) cause their Director(s) thus appointed to faithfully comply with the provisions of this Agreement.

3.4                                 The Parties shall exercise their voting right in such a way as to ensure that the representatives appointed by the Parties be elected to the Board of Directors of the Company, including accumulating their votes if there is cumulative voting, and the Parties also agree that in the event of the removal, resignation and/or substitution of Director(s), all Parties shall follow the vote of the Party(ies) that had appointed the removed, resigned or substituted Director(s).

3.5                                 Each Party shall cause the Director(s) elected by their appointment to the Board of Directors or their respective alternates to attend the meetings of the Board of Directors and vote together with the elected representatives appointed by the other Party, forming a unified block with a uniform vote as established in the Pre-Meeting (as defined below).

3.6                                 Any Director, in the event of absence and inability to carry out his duties, and the absence and inability of his/her alternate to carry out his/her duties, shall be entitled to appoint, upon specific appointment in writing, another Director to temporarily substitute him/her at a meeting of the Board of Directors of the Company and/or a Pre-Meeting of the Board of Directors.  The appointment referred to in this Clause 3.6 shall specify the Director appointed as representative and provide voting instructions for the resolutions on the matters included in the agenda.

3.7                                 If the absent or unable Director and/or his/her alternate do(es) not appoint another Director to substitute him/her as provided in Clause 3.6 above and his/her vote is required to reach a specific quorum for resolutions, a Director appointed by the other Party shall be automatically empowered, pursuant to article 653 et seq. of the Brazilian Civil Code to represent said Director at the meeting of the Board of Directors and vote upon the issues pursuant to this Agreement.

CLAUSE 4 - THE RIGHT TO VOTE

4.1                                 Each Party agrees to attend the Shareholders Meetings of the Company and exercise the right to vote conferred upon each of them by their Linked Shares, directly or through its legally appointed representatives, voting on a uniform basis, as established at the Pre-Meeting before the Shareholders Meeting referred to in Clause 4.2 below, in all cases in strict compliance with the provisions of this Agreement, in order to ensure more participation of the Parties in the resolutions of the Shareholders Meetings of the Company.

4.2                                 The Parties agree to hold a meeting prior to (i) each general shareholders meeting, and (ii) the meetings of the Board of Directors of the Company whose agenda is to resolve on any of the matters listed in Clause 4.3 below (“Pre-Meeting”).

4.2.1                             Unless otherwise provided for in Clause 4.4 below, any and all resolution taken at a Pre-Meeting shall be binding upon the Parties, whether they have attended the Pre-Meeting or not, and shall determine their vote at the respective shareholders meeting or the vote of their representatives at the respective meeting of the Board of Directors, regardless of any dissenting votes that may be counted at the Pre-Meeting.  To that effect, each of the Parties hereby and in accordance with the provisions of article 118, paragraph 7, of the Brazilian Corporations Law, grant the other irrevocable and irreversible powers to represent it at each shareholders meeting, in such a way that the absent parties be represented by the attending parties, casting their votes strictly in accordance with the terms established in the minutes of the Pre-Meeting as regards the matters in the agenda of the shareholders meeting concerned.

4.2.2                             Unless otherwise provided for in this Agreement, the resolutions at the Pre-Meeting shall be taken upon the affirmative vote of simple majority of all votes of the Parties, and each Party shall be entitled to the number of votes established in the table below:

Party	Number of Votes
VID	3
BNDESPAR	2

4.2.3                             The Pre-Meeting shall be convened by any of the Parties, upon written notice, evidenced by return receipt, and it shall be held at least 2 (two) business days before the date scheduled for the shareholders meeting or the meeting of the Board of Directors concerned, in all cases subject to there being at least 15 (fifteen) days between the date of receipt of the call notice and the date of the Pre-Meeting, and the Parties shall attend it through their representatives (whether Directors or not), empowered to represent each of them and resolve on the matters discussed thereat.  Written notice or any other formality shall not be required for a Pre-Meeting at which all Parties attend.

4.2.4                             In the event of absence of the representative of any of the Parties at a Pre-Meeting duly convened, the attending Party shall be entitled to convene a second Pre-Meeting to meet at least 1 (one) business day before the date scheduled for the shareholders meeting or meeting of the Board of Directors concerned, with no need to comply with the minimum period of notice rule, in order to resolve on the same matter.  If the Party that failed to appear at the first call does not appear at the second call, the other Party may resolve on any and all matters strictly within the scope of the agenda, and the resolutions thus taken shall be binding upon the Party that has not attended the Pre-Meeting as well as upon the members of the Board of Directors who have been elected by such Party.

4.2.5                             If the Pre-Meeting is not held at first call and/or at second call, or if no resolution is taken at a Pre-Meeting, at first call and/or at second call, on the matters of the shareholders meeting agenda, the Parties shall be required not to resolve on all or part of the items included in the agenda of said shareholders meeting, and give instructions to their representatives on the Board of Directors not to resolve on all or part of the items of the agenda of the respective meeting of the Board of Directors.

4.2.6                             Minutes of each Pre-Meeting shall be drawn up and signed by the attending Party(ies), with the instructions of the prevailing vote, which shall be given to the Parties, and from the Parties in turn to their respective representative(s) at the shareholders meeting and/or to the members of the Board of Directors appointed by them, who shall follow such instructions.

4.3                                 During the term of this Agreement, the following matters may only be approved with the express consent of BNDESPAR at a Pre-Meeting:

a)              indebtedness to be incurred by the Company and its subsidiaries that, as of the moment the proceeds of such debt transactions are received, would result in a Net Debt/EBITDA Ratio (“Ratio”), considered on a consolidated basis, exceeding the following parameters: (i) for indebtedness incurred in 2009, 8 (eight) times the Ratio; (ii) for indebtedness incurred in 2010, 7 (seven) times the Ratio; (iii) for indebtedness incurred in 2011, 6 (six) times the Ratio; and (iv) for indebtedness incurred in 2012 and in each year thereafter, 5 (five) times the Ratio, in each case where the applicable EBITDA figure shall be calculated over the last 12 (twelve) months cumulative to the base date of the most recent Quarterly Information Report (“Indebtedness Parameters”);

b)             a reduction of the Company’s capital stock;

c)              a proposal of an extrajudicial restructuring plan, filing for judicial restructuring or bankruptcy by the Company or its subsidiaries;

d)             liquidation or dissolution of the Company or any subsidiary;

e)              a reduction of the compulsory dividend of the Company;

f)                any proposal for distributing dividends or interest on shareholders’ equity, to the extent that the reduction in the Company’s cash would result in an increase in the Ratio to a level exceeding the Indebtedness Parameters;

g)             participation by the Company in a group of companies;

h)             change of Company’s listing status from the Novo Mercado segment to a lower listing segment on Bovespa or deregistration of the Company as a publicly-held corporation;

i)                 any amendment to the Bylaws of the Company before Adherence to the Novo Mercado, including adjustment of said Bylaws to the rules of the Novo Mercado Listing Regulations, and the parties hereby agree that said adjustment shall be based on the current market practices;

j)                 after Adherence to the Novo Mercado, amendment to the articles of the Bylaws regarding the corporate purpose of the Company, Fiscal Council, diffuse control and maintenance of a dispersed share ownership;

k)              conversion, consolidation, split or merger, including of shares, involving the Company and its subsidiaries, including swaps or payment in kind using shares, except for transactions resulting in integration of the activities of the Company and Aracruz Celulose S.A.;

l)                 increase of the Company’s capital stock, issuance of any security convertible into or exchangeable for shares, including the determination of the issuance price of shares to be issued and the price of the security convertible into or exchangeable for Shares;

m)           any transaction between the Company and/or its subsidiaries, on the one hand, and any related parties on the other, in an amount exceeding R$20,000,000.00 (twenty million reais) per year, except (i) inter-group agreements for the supply of electric energy and provision of shared services (such as administrative, financial, logistics and information technology services) up to an aggregate annual amount of R$80,000,000.00 (eighty million reais), (ii) financial investments under market conditions in an amount up to R$200,000,000.00 (two hundred million reais) and (iii) agreements to protect global cash flow exposure of up to R$100,000,000.00 (one hundred million reais);

n)             disposal of or encumbrance on fixed assets, by the Company, whose amount in a period of 12 (twelve) months have exceeded, individually or in the aggregate, 5% (five percent) of the total assets calculated based on the most recent Quarterly Information Report (ITR);

o)             any proposal to create reserves, provisions or for changing accounting criteria in an amount that, individually or in the aggregate, exceeds 10% (ten percent) of shareholders’ equity of the Company calculated based on the most recent Quarterly Information Report (ITR);

p)             the approval of the Company’s annual budget if such annual budget results in an increase in the Ratio above the Indebtedness Parameters;

q)             execution of agreements of any nature in an individual amount exceeding R$500,000,000.00 (five hundred million reais), except the agreements provided for in the other provisions of this Clause;

r)                capital expenditures not provided for in the business or budget plan approved by the Board of Directors of the Company, where the individual amount exceeds R$500,000,000.00 (five hundred million reais);

s)              acquisition by the Company of a material interest, as defined by applicable law, not provided for in the business or budget plan approved by the Board of Directors of the Company, where the individual amount exceeds R$500,000,000.00 (five hundred million reais);

t)                creation of encumbrances or guarantees by the Company and/or its subsidiaries to ensure performance of third-party obligations, except obligations of subsidiaries;

u)             acquisition of any equity interest in companies whose core business is not provided within the scope of the business purpose of the Company or investments in businesses alien to the business purposes of the Company; and

v)             reappraisal of assets of the Company that would result in an increase in the valuation of the asset in an amount exceeding R$50,000,000.00 (fifty million reais).

4.3.2                             If BNDESPAR does not agree with any of the matters listed in Clause 4.3 above, it shall justify its position in writing, in all cases considering the best interest of the Company.

4.4                                 Notwithstanding the provisions above, the resolutions taken at the Pre-Meeting shall not bind the vote of BNDESPAR or of the members appointed by BNDESPAR to the Board of Directors in matters related to:

a)              rendering of accounts;

b)             review, discussion and resolution on the Management Report and financial statements; and

c)              modalities defined as abuse of power in article 117, paragraph 1, of the Brazilian Corporations Law.

4.5                                 In respect of the resolution to determine the global compensation of management, VID agrees to adopt a compensation policy consistent with the practices adopted by similar companies.

CLAUSE 5 - SHARE TRANSFER RESTRICTIONS

5.1                                 The Parties agree not to sell, promise to sell, exchange, donate or otherwise dispose of, transfer or encumber, directly or indirectly, in whole or in part, the Linked Shares for a period of 36 (thirty-six) months as of the execution of this Agreement (“Restricted Period”).

CLAUSE 6 - DISPOSITIONS AFTER THE RESTRICTED PERIOD

6.1                                 After the expiration of the Restricted Period, if BNDESPAR elects to sell or assign shares issued by the Company owned by BNDESPAR to a company engaged in the paper and/or pulp industry (a “Strategic Investor”), in order to reduce its equity interest in the total capital of the Company to a percentage lower than 9.72% (nine and seventy-two one-hundredths percent), the consummation of such disposition shall be in compliance with BNDESPAR’s obligation to allow VID to exercise its right of first refusal to acquire, at its sole discretion, all Linked Shares that BNDESPAR offers to sell or assign (the “Offered Shares”), under the following conditions:

6.1.1                             BNDESPAR shall send written notice to VID, evidenced by return receipt, indicating the number of Offered Shares, the price and the payment conditions thereof, and the name and other information of the prospect buyer, if any, providing all elements that allow VID to properly assess the offering (“Offering”).

6.1.2                             VID shall have 45 (forty-five) days as of receipt of said notice to exercise its right of first refusal to acquire all Linked Shares offered by BNDESPAR under the Offering, provided that the Offering shall be deemed refused if no answer is given in writing within the established period of time.

6.1.3                             If VID exercises its right of first refusal, the transfer of the Linked Shares subject to VID’s right of first refusal shall take effect in the 60 (sixty) days after the expiration of the period provided for in Clause 6.1.2 above.

6.1.4                             If VID does not exercise its right of first refusal within the period stipulated in Clause 6.1.2, BNDESPAR shall be entitled to sell the shares under the Offering in the following 60 (sixty) days in the same conditions as the Offering.  If the sale is not made within this 60 (sixty)-day period, BNDESPAR shall be obligated to restart the procedure provided for in this Clause.

6.2                                 The provisions of this Clause shall also apply to the assignment of rights to subscribe for new common shares.

6.3                                 Noncompliance with the procedure provided for in this clause as regards the right of first refusal shall render the sale, transfer or assignment of Linked Shares null and void.

6.4                                 If BNDESPAR intends to sell or assign shares of the Company owned by BNDESPAR to a Strategic Investor, pursuant to Clause 6.1., over a stock exchange or upon public offering of shares (“Public Auction”), the disposition of the shares shall be made subject to VID’s right of first refusal to acquire such shares at the price published in the Public Auction, as provided for in this Clause.

6.4.1                             In the event of a Public Auction, VID shall have 5 (five) days to exercise its right of first refusal, which period shall only start after the price per share is established.

6.4.2                             BNDESPAR shall retain title to the shares described in this Clause until VID elects to exercise or not to exercise its right of first refusal.

6.5                                 If VID elects not to exercise its right of first refusal provided for herein, the buyer(s) of the Offered Shares, pursuant to this Clause 6, shall not be subject to this Agreement.

6.6                                 After the Restricted Period, if BNDESPAR elects to sell or assign the shares issued by the Company it owns, over a BOVESPA trading session, in order to reduce its equity interest in the total capital of the Company to a percentage lower than 9.72% (nine and seventy-two one-hundredths percent), the right of first refusal set forth in this Clause 6 shall not apply, and the consummation of said disposition, to the extent that it is in an amount equal to or exceeding R$50,000,000.00 (fifty million reais) for each 3 (three)-month period, shall be made only upon BNDESPAR sending notice to VID, at least 30 (thirty) days before the date scheduled for commencement of the sale, of its intent to dispose of the shares, and specifying the number of shares to be disposed of.

CLAUSE 7 - TAG-ALONG RIGHT

7.1                                 After the Restricted Period and until the expiration of the 12 (twelve)-month period thereafter, but not after the Adherence to the Novo Mercado, if VID elects to dispose of, directly or indirectly, through one or more transactions, all or part of the Linked Shares owned by VID and representing its controlling interest in the Company (“Disposition of Controlling Interest”), BNDESPAR shall be entitled to dispose of, jointly with VID, all its shares issued by the Company, other than (i) the shares held on January 19, 2009; (ii) the shares acquired from third parties after such date; and (iii) the shares resulting from stock dividends, splits and exercise of preference rights assured by the shares referred to in items (i) and (ii) of this Clause (“Tag-Along Right”).

7.2                                 In the scenario envisioned in Clause 7.1, VID shall send written notice to BNDESPAR and to the Company of the intended disposition (“Notice of Sale”) and establishing a term of up to 60 (sixty) days after the Notice of Sale to consummate the disposition (“Date of Sale”).  The Notice of Sale shall be accompanied by the draft of the disposition agreement negotiated by them, and shall specify: the number of Linked Shares offered, the price and payment conditions thereof, the name and other information of the prospective buyer, and a confirmation that the prospective buyer was informed of the Tag-Along Right.

7.3                                 If BNDESPAR intends to exercise its Tag-Along Right, it shall send written notice to VID and to the prospective buyer within 30 (thirty) days of receipt of the Notice of Sale, specifying  the number of shares issued by the Company that BNDESPAR owns and intends to dispose of.

7.4                                 The price per share to be paid by the prospective buyer to BNDESPAR shall be equal to the price per share paid to VID, regardless of the type of share.  The conditions of the disposition shall also be the same for VID and BNDESPAR.

7.5                                 If the prospective buyer refuses to complete the purchase of all shares that BNDESPAR has proposed to dispose of upon exercising its Tag-Along Right, VID shall be prevented from selling any of its Linked Shares representing the controlling interest in the Company to the prospective buyer.

7.6                                 If BNDESPAR elects not to exercise its Tag-Along Right, VID shall be entitled, up to the Date of Sale, to dispose of its Linked Shares at the same price and under the same terms and conditions specified in the Notice of Sale.  If the disposition is not consummated by the Date of Sale and under the offered conditions, the procedures pertaining to the Tag-Along Right as provided for in this Agreement shall be restarted.

CLAUSE 8 - SPECIFIC PERFORMANCE

8.1                                 Subject to the provisions of this Agreement, the Parties shall be entitled to petition the Chairman of the Shareholders Meeting of the Company to declare the invalidity of votes cast against or in conflict with any provision of this Agreement.  The members of the Board of Directors elected by appointment of the Parties shall have the same right as regards resolutions within the powers of the Board of Directors on any matter provided for in this Agreement.

CLAUSE 9 - TERM

9.1                                 The provisions of this Agreement shall become effective on the date of execution hereof and shall be valid for a period of 5 (five) years.

CLAUSE 10 - MISCELLANEOUS

10.1                           This Agreement shall be filed with the Company at its principal place of business, and the Company agrees to strictly comply with all the terms, provisions and conditions hereof and signs it as intervening party.

10.2                           No vote cast by the Parties in breach of the provisions of this Agreement shall be accepted or counted at the Shareholders Meetings of the Company.

10.3                           The Company shall include in the agreement executed with the financial institution acting as depositary of book-entry shares that the common shares owned by the Parties are subject to this Agreement, and shall include in its records the following statement: “The common shares issued by VCP and owned by VID and BNDESPAR are subject to a Shareholders’ agreement executed on October 29, 2009, which is duly filed with VCP at its principal place of business.”

10.4                           The Company shall provide on a semi-annually basis, by June 10 and December 10 of each year, the financial statements of April 30 and October 31, accompanied by a Comfort Letter regarding such statements, based on audit procedures and issued by an independent auditing company, as well as the capital stock ownership of the Company, highlighting BNDESPAR’s equity interest as from the date on which BNDESPAR becomes holder of a material equity interest in the Company, meaning an equity interest (i) exceeding 10% (ten percent) of the capital stock with influence on the Management, and (ii) exceeding 20% (twenty percent) of the voting capital, and such information shall duly be kept confidential.

10.5                           The Company shall promptly notify the Parties of any acts, facts or omissions that may result in breach of this Agreement, as well as adopt any measures that may be required by superseding law for the effect or validity hereof.

10.6                           The Parties shall be generally entitled to be provided with information and to inspect the business, books and accounting of the Company, which in turn shall promptly fulfill any requests for information or clarifications made by the Parties.

10.7                           In the event of breach by any Party hereto of any of its obligations under this Agreement, the other Parties shall be entitled to file legal action to enforce the specific performance hereof, pursuant to article 118 of the Brazilian Corporations Law, and in accordance with articles 461 et. seq. of the Brazilian Code of Civil Procedure.

10.8                           On the best terms of the law, the Parties acknowledge that, except as expressly provided for in this Agreement: (i) the failure to exercise, the extension of a period, the forbearance, or the delay in exercising any right to which they may be entitled under this Agreement or by law shall not operate as a novation or waiver of such right nor affect the exercise thereof; (ii) the partial exercise of such right shall not prevent them from exercising their remaining rights or from exercising any other right; (iii) the waiver of any right shall only be valid if granted in writing; and (iv) the waiver of a right shall be limited to that right and shall not be deemed as a waiver of any other right under this Agreement.

10.9                           All the notices and notifications or any other kind of communication to be delivered pursuant to this Agreement shall be addressed as follows, at all times in writing and with evidence of return receipt:

If to BNDESPAR:

Av. República do Chile, 100

Rio de Janeiro, RJ, Brazil

Fax: 21-2220-2907

At: Superintendente da Área de Mercados Capitais – AMC

If to VID:

Rua Amauri, 255 – 13th floor – Conjunto A

São Paulo, SP, Brazil

Fax: 11 3079-9345

At: Sr. Raul Calfat

With a copy to:

Rua Amauri, 255 – 13th floor – Conjunto A

São Paulo, SP, Brazil

Fax: 11 3079-9345

At: Dr. Alexandre D’Ambrósio

If to VCP:

Alameda Santos, 1.357 – 8th floor

São Paulo, SP, Brazil

Fax: 11 2138-4066

At: Sr. José Luciano Duarte Penido

With a copy to:

Rua Amauri, 255 – 13th floor – Conjunto A

São Paulo, SP, Brazil

Fax: 11 3079-9345

At: Dr. Alexandre D’Ambrósio

10.9.1                       Notices and notifications or any other form of communication shall be deemed delivered on the date included in the return receipt, on the date of acknowledgment of receipt of the fax message or on the date of formalization of the judicial or extrajudicial notification.

10.9.2                       Copies of any and all correspondence exchanged between the Parties and/or VCP on the matters included therein shall be sent to the other Parties and/or to VCP, as applicable.

10.9.3                       Any changes in the addresses above shall be immediately communicated to the Parties and/or to VCP, and in the absence of said communication, the correspondence sent to the old address shall be deemed correctly sent and received for all factual and legal purposes.

10.10                     This Agreement is executed irrevocably and irreversibly, except in the scenarios set forth herein, and it is binding upon the Parties and their respective successors on any account, and shall not be subject to assignment or transfer, whether in whole or in part, unless with prior written consent of the other Party.

10.11                     If any term or provision stipulated herein is deemed null, illegal, unenforceable or inapplicable by virtue of a legal provision or a final judicial decision, all the other conditions and provisions herein shall remain fully effective, and the Parties shall negotiate in good faith an amendment hereto aimed at reestablishing the original scope of the Parties, to the extent possible.

10.12                     The Company executes this Agreement and represents to be aware of its provisions, and, for the purposes of article 118 of the Brazilian Corporations Law, agrees to comply with all provisions hereof.

10.13                     The provisions of this Agreement shall prevail over any provisions of the Bylaws of the Company that may regulate in a different way any matter under this Agreement, and thus all said matters shall be construed and governed in accordance with the rules of this Agreement.

10.14                     As from the date of execution of this Agreement, all amounts hereunder shall be adjusted at every 12 (twelve)-month period by the Extended Consumer Price Index (IPC-A) applicable for the period.

10.15                     This Agreement shall be governed by, and construed in accordance with the laws of the Federative Republic of Brazil.

10.16                     Any act in breach of any of the rules provided for in this Agreement shall be deemed null and void before the Company.

10.17                     The Parties agree that any dispute arising out of this Agreement which cannot be amicably settled by the Parties within a period of 30 (thirty) calendar days not subject to extension shall be resolved by the BOVESPA’s Market Arbitration Chamber (the “Arbitration Chamber”) pursuant to its Regulations (except for the periods set forth therein, which shall be considered tripled), and this Clause 10 shall be deemed an arbitration clause for the purposes of the provisions of paragraph 1 of article 4 of Law 9307/96.  The conduct and proper development of the arbitration proceedings shall be equally incumbent upon the Arbitration Chamber.

10.17.1                 The Arbitral Tribunal shall consist of 3 (three) arbitrators, one of whom shall be appointed by the Party intending to commence arbitration, one by the other Party, and a third arbitrator, who shall serve as President of the Arbitral Tribunal, shall be appointed by the arbitrators selected by the Parties.  Should any of the Parties fail to appoint an arbitrator or should the arbitrators appointed fail to reach a consensus as to the third arbitrator, the President of the Arbitration Chamber shall appoint the third arbitrator as soon as possible.

10.17.2                 The Parties acknowledge that any arbitral award, decision or determination shall be final and binding and shall constitute a judicial execution instrument binding upon the Parties and their successors, who agree to comply with the provisions of the arbitral award, regardless of judicial execution.

10.17.3                 Notwithstanding the foregoing, each Party remains entitled (a) to obtain any “provisional measures” that are necessary before commencement of the arbitration proceedings and such measure shall not be construed as a waiver of the arbitration proceedings by the Parties; (b) to enforce any arbitral decision, including the final arbitral award; and (c) to guarantee the formation of the arbitral tribunal.  For such purpose, the Parties hereby elect the courts of the Judicial District of Rio de Janeiro, State of Rio de Janeiro, waiving any other court however privileged it may be.

IN WITNESS WHEREOF, the Parties and VCP execute this Agreement in 3 (three) counterparts of equal substance and form before the undersigned qualified witnesses.

Rio de Janeiro, October 29, 2009.

(signature page of the Votorantim Celulose e Papel S.A. Shareholders’ Agreement)

BNDESPAR:

Name:
Title:

VID:

Name:
Title:

VCP:

Name:
Title:

Witnesses:

1.	2.
Name:	Name:
ID:	ID:
Individual Taxpayer ID (CPF/MF):	Individual Taxpayer ID (CPF/MF):

- Annex 2.2 –

Number of shares issued by VCP held on October 16, 2009 by the Parties

Shareholder	Number of shares held	% of capital stock*
VID	137,279,283	29.3394%
BNDESPAR	157,360,455	33.6311%
Total	294,639,738	62.9705%

* This percentage was calculated considering the total capital stock of VCP comprising 467,934,646 common shares, under the terms of the Extraordinary General Meeting of VCP convened August 24, 2009, and excluding the 33,371 shares in treasury.

- Annex 2.3.1 –

Number of shares issued by VCP held by the Parties that shall be subject to the present Agreement until the end of the Restricted Period

Shareholder	Number of linked shares	% of capital stock*
VID	137,279,283	29.3394%
BNDESPAR	97,139,256	20.7606%
Total	234,418,539	50.1%*

* This percentage was calculated considering the total capital stock of VCP comprising 467,934,646 common shares, under the terms of the Extraordinary General Meeting of VCP convened August 24, 2009, and excluding the 33,371 shares in treasury.

- Annex 2.3.2 –

Number of shares issued by VCP held by the Parties that shall be subject to the present Agreement after the Restricted Period

Shareholder	Number of linked shares	% of capital stock*
VID	137,279,283	29.3394%
BNDESPAR	51,677,153	11.0445%
Total	188,956,436	40.3838%*

* This percentage was calculated considering the total capital stock of VCP comprising 467,934,646 common shares, under the terms of the Extraordinary General Meeting of VCP convened August 24, 2009, and excluding the 33,371 shares in treasury.